# SEC Schedule 13D/A (Amendment No. 19) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hyperscale Data, Inc., CIK 0000896493
CUSIP: 09175M879
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 11411 SOUTHERN HIGHLANDS PARKWAY, SUITE 190, LAS VEGAS, Nevada (NV), 89141
Date of event which requires filing of this statement: 09/11/2026
Filed by CIK 0001212502
Persons authorized to receive notices and communications: Milton C. Ault, III, c/o Ault & Company, Inc., 11411 Southern Highlands Pkwy, Suite 190, Las Vegas, Nevada (NV), 89141, 949-444-5464

## Reporting persons
- Ault & Company, Inc. (CIK 0001734770): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 317,568,715; sole dispositive power 0; shared dispositive power 317,568,715; aggregate amount beneficially owned 317,568,715 (63.3% of the class)
  Comment: Represents (i) 2,763,692 shares of class A common stock ("Class A Shares"), (ii) 2,935,861 shares of Class A Shares issuable upon conversion of 2,935,861 shares of class B common stock ("Class B Shares"), (iii) 283,607,486 Class A Shares issuable upon conversion of 50,000 shares of Series C Convertible Preferred Stock, (iv) 5,445,264 Class A Shares issuable upon conversion of 960 shares of Series G Convertible Preferred Stock, (v) 22,688,599 Class A Shares issuable upon conversion of 4,000 shares of Series H Convertible Preferred Stock and (vi) 127,813 Class A Shares issuable upon exercise of outstanding warrants. Each share of Series C Convertible Preferred Stock, Series G Convertible Preferred Stock and Series H Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) 105% of the volume weighted average price of the Class A Common Stock during the ten trading days immediately prior to the date of conversion. For purposes of this Schedule 13D filing, the calculations for the number of Class A Shares issuable upon conversion of the Series C Convertible Preferred Stock, Series G Convertible Preferred Stock and Series H Convertible Preferred Stock are based upon a conversion price of $0.1763.
- AULT MILTON C III (CIK 0001212502): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 1,045,221; shared voting power 317,568,715; sole dispositive power 1,045,221; shared dispositive power 317,568,715; aggregate amount beneficially owned 318,613,936 (63.5% of the class)
  Comment: (1) Sole voting power represents (i) 250,000 Class A Shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days, (ii) 794,600 Class A Shares and (iii) 621 Class A Share issuable upon conversion of 621 Class B Shares.
  
  (2) Shared voting power represents (i) 2,763,692 Class A Shares held by Ault & Company, Inc. ("Ault & Company"), (ii) 2,935,861 shares of Class A Shares issuable upon conversion of 2,935,861 Class B Shares held by Ault & Company, (iii) 283,607,486 Class A Shares issuable upon conversion of 50,000 shares of Series C Convertible Preferred Stock held by Ault & Company, (iv) 5,445,264 Class A Shares issuable upon conversion of 960 shares of Series G Convertible Preferred Stock held by Ault & Company, (v) 22,688,599 Class A Shares issuable upon conversion of 4,000 shares of Series H Convertible Preferred Stock held by Ault & Company and (vi) 127,813 Class A Shares issuable upon exercise of outstanding warrants held by Ault & Company. Each share of Series C Convertible Preferred Stock, Series G Convertible Preferred Stock and Series H Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) 105% of the volume weighted average price of the Class A Common Stock during the ten trading days immediately prior to the date of conversion. For purposes of this Schedule 13D filing, the calculations for the number of Class A Shares issuable upon conversion of the Series C Convertible Preferred Stock, Series G Convertible Preferred Stock and Series H Convertible Preferred Stock are based upon a conversion price of $0.1763.
- HORNE WILLIAM B (CIK 0001333268): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 550,000; shared voting power 0; sole dispositive power 550,000; shared dispositive power 0; aggregate amount beneficially owned 550,000 (0.3% of the class)
  Comment: Represents (i) 250,000 Class A Shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days and (ii) 300,000 Class A Shares.
- NISSER HENRY CARL (CIK 0001775938): type of reporting person: individual (IN); citizenship or place of organization: Sweden (V7); source of funds: affiliate funds (AF); sole voting power 437,500; shared voting power 0; sole dispositive power 437,500; shared dispositive power 0; aggregate amount beneficially owned 437,500 (0.2% of the class)
  Comment: Represents (i) 187,500 Class A Shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days and (ii) 250,000 Class A Shares.
- CRAGUN KENNETH S (CIK 0001327261): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 225,000; shared voting power 0; sole dispositive power 225,000; shared dispositive power 0; aggregate amount beneficially owned 225,000 (0.1% of the class)
  Comment: Represents (i) 125,000 Class A Shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days and (ii) 100,000 Class A Shares.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.001 per share
Name of issuer: Hyperscale Data, Inc.
Address of issuer's principal executive offices: 11411 SOUTHERN HIGHLANDS PARKWAY, SUITE 190, LAS VEGAS, Nevada (NV), 89141
Comment: This Amendment No. 19 ("Amendment No. 19") amends the statement on Schedule 13D originally filed by the Reporting Persons on October 12, 2021, as amended (the "Schedule 13D"), and relates to the Class A Shares Common Stock of HYPERSCALE DATA, INC. Except as specifically provided herein, this Amendment No. 19 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 19 shall have the meaning assigned to such term in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 794,600 Class A Shares beneficially owned by Mr. Ault that were purchased directly by Mr. Ault with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is approximately $424,159, including brokerage commissions.

The aggregate purchase price of the 300,000 Class A Shares beneficially owned by Mr. Horne that were purchased directly by Mr. Horne with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is approximately $84,983, including brokerage commissions.

The aggregate purchase price of the 250,000 Class A Shares beneficially owned by Mr. Nisser that were purchased directly by Mr. Nisser with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is approximately $46,779, including brokerage commissions.

The aggregate purchase price of the 100,000 Class A Shares beneficially owned by Mr. Cragun that were purchased directly by Mr. Cragun with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is approximately $18,654, including brokerage commissions.

The Class B Shares owned by the Reporting Persons were issued as stock dividends by the Issuer.

The aggregate purchase price of the 2,763,692 Class A Shares beneficially owned by Ault & Company that were purchased directly by Ault & Company with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is approximately $3,659,937, including brokerage commissions.

The purchase price of the 50,000 shares of Series C Convertible Preferred Stock owned directly by Ault & Company, which are currently convertible into 283,607,486 Class A Shares, and warrants owned directly by Ault & Company, which are currently exercisable (or are exercisable within 60 days) into 84,470 Class A Shares, is $50,000,000.

The purchase price of the 960 shares of Series G Convertible Preferred Stock owned directly by Ault & Company, which are currently convertible into 5,445,264 Class A Shares, and warrants owned directly by Ault & Company, which are currently exercisable into 32,444 Class A Shares, is $960,000.

The purchase price of the 4,000 shares of Series H Convertible Preferred Stock owned directly by Ault & Company, which are currently convertible into 22,688,599 Class A Shares is $4,000,000.

The remaining warrants owned directly by Ault & Company, which are currently exercisable into 10,899 Class A Shares, were issued in connection with a senior secured convertible promissory note in the principal face amount of $17.5 million, which was sold to Ault & Company by the Issuer, for $17.5 million (the "Senior Note"). The Senior Note was subsequently repaid.

Messrs. Ault, Horne, Nisser and Cragun have been awarded stock options to purchase 400,000, 400,000, 300,000 and 200,000 Class A Shares, respectively, in their capacity as an officer of the Issuer, which have a strike price of $3.60 per share, expire on July 30, 2035. Fifty percent (50%) of these options vested and became exercisable on the date that receipt of approval of the option grants by the Issuer's stockholders and the NYSE American. Stockholder approval was obtained on April 10, 2026 and approval from the NYSE American was obtained on May 6, 2026, so May 6, 2026 was the date that these options vested and became exercisable. The remaining 50% vest in equal monthly increments over 24 months beginning June 1, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of Shares reported beneficially owned by the Reporting Person is based upon (i) 187,077,596 Shares outstanding as of September 14, 2026, which is the total number of Shares outstanding as reported by the Issuer to the Reporting Persons, (ii) solely with respect to Messrs. Ault and Horne, 250,000 Shares underlying certain options held by him that are currently exercisable or become exercisable within 60 days, (iii) solely with respect to Mr. Nisser, 187,500 Shares underlying certain options held by him that are currently exercisable or become exercisable within 60 days and (iv) solely with respect to Mr. Cragun, 125,000 Shares underlying certain options held by him that are currently exercisable or become exercisable within 60 days.

Based on the 187,077,596 Class A Shares, 4,774,383 Class B Shares, 3,000 shares of Series B Preferred Stock, 50,000 shares of Series C Convertible Preferred Stock, 960 shares of Series G Convertible Preferred Stock and 4,000 shares of Series H Convertible Preferred Stock outstanding as of September 14, 2026, as reported by the Issuer to the Reporting Persons, which represents all voting securities of the Issuer, Ault & Company and Mr. Ault's beneficial ownership of Shares represents 14.12% and 14.45%, respectively, of the Issuer's total voting power, which differs from the total beneficial ownership on conversion as (i) the Class B Shares are entitled to cast 10 votes for each share, compared to 1 vote for each Class A Share, and (ii) for purposes of complying with NYSE American regulations, the conversion price of the various shares of preferred stock, for purposes of determining the number of votes the holder is entitled to cast, is based on the closing sale price of the Class A Shares on the trading day immediately prior to the date of execution of the applicable securities purchase agreement.

As of the date hereof, Ault & Company may be deemed to beneficially own 317,568,715 Class A Shares, consisting of (i) 2,763,692 Class A Shares, (ii) 2,935,861 shares of Class A Shares issuable upon conversion of 2,935,861 Class B Shares, (iii) 283,607,486 Class A Shares issuable upon conversion of 50,000 shares of Series C Convertible Preferred Stock, (iv) 5,445,264 Class A Shares issuable upon conversion of 960 shares of Series G Convertible Preferred Stock, (v) 22,688,599 Class A Shares issuable upon conversion of 4,000 shares of Series H Convertible Preferred Stock and (vi) 127,813 Class A Shares issuable upon exercise of outstanding warrants. Each share of Series C Convertible Preferred Stock, Series G Convertible Preferred Stock and Series H Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) 105% of the volume weighted average price of the Class A Common Stock during the ten trading days immediately prior to the date of conversion. For purposes of this Amendment No. 19, the calculations for the number of Class A Shares issuable upon conversion of the Series C Convertible Preferred Stock, Series G Convertible Preferred Stock and Series H Convertible Preferred Stock are based upon a conversion price of $0.1763.

Percentage: 63.3%

As of the date hereof, Mr. Ault may be deemed to beneficially own 318,613,936 Class A Shares, consisting of (i) 250,000 Class A Shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days, (ii) 794,600 Class A Shares beneficially owned directly (iii) 621 Class A Share issuable upon conversion of 621 Class B Shares beneficially owned directly and (iv) the 317,568,715 Class A Shares beneficially owned by Ault & Company, that, as the Chief Executive Officer and Chairman of A&C, Mr. Ault may be deemed to beneficially own.

Percentage: 63.5%

As of the date hereof, Mr. Horne beneficially owned 550,000 Class A Shares, consisting of (i) 250,000 Class A Shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days and (ii) 300,000 Class A Shares.

Percentage: Less than 1%

As of the date hereof, Mr. Nisser beneficially owned 437,500 Class A Shares, consisting of (i) 187,500 Class A Shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days and (ii) 250,000 Class A Shares.

Percentage: Less than 1%

As of the date hereof, Mr. Cragun beneficially owned 225,000 Class A Shares, consisting of (i) 125,000 Class A Shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days and (ii) 100,000 Class A Shares.

Percentage: Less than 1%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

Ault & Company:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 317,568,715
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 317,568,715

Mr. Ault:
1. Sole power to vote or direct vote: 1,045,221
2. Shared power to vote or direct vote: 317,568,715
3. Sole power to dispose or direct the disposition: 1,045,221
4. Shared power to dispose or direct the disposition: 317,568,715

Mr. Horne:
1. Sole power to vote or direct vote: 550,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 550,000
4. Shared power to dispose or direct the disposition: 0

Mr. Nisser:
1. Sole power to vote or direct vote: 437,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 437,500
4. Shared power to dispose or direct the disposition: 0

Mr. Cragun:
1. Sole power to vote or direct vote: 225,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 225,000
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

None of the Reporting Persons have engaged in any transactions in the Shares since the filing of Amendment No. 18 except as set forth in Exhibit 1 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Transactions in Securities of the Issuer Since the Filing of Amendment No. 18

## Signatures
- Ault & Company, Inc.: /s/ Milton C. Ault, III, Milton C. Ault, III, Chief Executive Officer (09/15/2026)
- AULT MILTON C III: /s/ Milton C. Ault, III, Milton C. Ault, III (09/15/2026)
- HORNE WILLIAM B: /s/ William B. Horne, William B. Horne (09/15/2026)
- NISSER HENRY CARL: /s/ Henry C. Nisser, Henry C. Nisser (09/15/2026)
- CRAGUN KENNETH S: /s/ Kenneth S. Cragun, Kenneth S. Cragun (09/15/2026)